EXHIBIT (a)(6)


                          UNITED STATES DISTRICT COURT
                      FOR THE WESTERN DISTRICT OF VIRGINIA
                               Lynchburg Division

ROGER RYAN, On Behalf Of Himself And     )
All Others Similarly Situated,           )
                                         )
                        Plaintiff,       )
                                         )
      v.                                 )    Civil Action No. 6:03CV00051
                                         )
DANA CORPORATION; BENJAMIN F.            )
BAILAR; A. CHARLES BAILLIE;              )
EDMUND M. CARPENTER; ERIC                )
CLARK; CHERYL W. GRISE; GLEN H.          )
HINER; JAMES P. KELLY; JOSEPH M.         )
MAGLIOCHETTI; MARILYN R MARKS;           )
RICHARD B. PRIORY; and FERNANDO          )
M. SENEROS,                              )
                                         )
                        Defendants.      )
                                         )

                             CLASS ACTION COMPLAINT

            Plaintiff, Roger Ryan ("Plaintiff"), by his attorneys, for causes of action against Defendants above-named, alleges and avers as follows:


                              NATURE OF THE ACTION

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than Defendants, who own the common stock of Dana Corporation ("Dana" or the "Company") and who are similarly situated, for money damages, injunctive, and/or declaratory relief.

     2. As more fully described below, the actions of Dana's directors complained of herein lack any legitimate corporate or business purpose and instead were and are designed for the sole purpose of entrenching themselves as officers and directors of the Company. Defendants' conspiracy to remain in control of the Company has cost and continues to cost Dana's


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public shareholders the opportunity to entertain substantial premium offers for their shares. Defendants' continued impairment of the shareholder franchise is improper and unlawful and must be enjoined by the Court.

                             JURISDICTION AND VENUE

     3. This Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss. 1332, as plaintiff and defendants are citizens of different states, and the amount in controversy exceeds the sum or value of $75,000, exclusive of interest and costs.

     4. Defendants are subject to personal jurisdiction in this judicial district, and transact business in this judicial district.

     5. The Court also has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss. 1367(a).

     6. Venue is proper in this judicial district pursuant to 28 U.S.C. ss.ss. 1391(a)-(c), as a substantial part of the events and omissions giving rise to this action occurred in this district.

     7. On or about July 8, 2003, ArvinMeritor, Inc. and Delta Acquisition Corp. filed against defendants in state court in this district a Bill of Complaint for Injunctive and Declaratory Relief (Buena Vista Cir. Ct. docket no. CH03-000037), alleging in four counts, INTER ALIA, various breaches by defendants of their fiduciary duties. This is a related case.

                                    PARTIES

     8. Plaintiff ("Plaintiff") is the owner of common stock of Dana and has been the owner of such shares continuously since prior to the wrongs complained of herein. Plaintiff is a resident of the State of Kentucky.

     9. Defendant Dana is incorporated under the laws of Virginia with its principal executive offices located at 4500 Dorr Street, Toledo, Ohio. Dana's common stock trades on


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the New York Stock Exchange under the symbol "DCN." Dana engineers, manufactures and distributes components and systems for the worldwide vehicular and industrial manufacturers and related aftermarkets.

     10. The individual Defendants (the "Individual Defendants") all currently serve as directors of the Board of Dana.

               a. Defendant Joseph M. Magliochetti ("Magliochetti") is and at all relevant times has been Chairman of the Board of Directors, Chief Executive Officer, and President of Dana. Magliochetti, based upon information and belief, is a resident of the State of Ohio;

               b. Defendant Benjamin F. Bailar ("Bailar") is and at all relevant times has been a director of Dana. Bailar, based upon information and belief, is a resident of the State of Illinois;

               c. Defendant A. Charles Baillie ("Baillie") is and at all relevant times has been a director of Dana. Baillie, based upon information and belief, is a resident of Canada;

               d. Defendant Edmund M. Carpenter ("Carpenter") is and at all relevant times has been a director of Dana. Carpenter, based upon information and belief, is a resident of the State of Connecticut;

               e. Defendant Eric Clark ("Clark") is and at all relevant times has been a director of Dana. Clark, based upon information and belief, is a resident of the United Kingdom;

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               f.   Defendant Cheryl W. Grise ("Grise") is and at all relevant times has been a director of Dana. Grise is a resident of the state of Massachusetts;

               g. Defendant Glen H. Hiner ("Hiner") is and at all relevant times has been a director of Dana. Hiner, based upon information and belief, is a resident of the State of West Virginia;

               h. Defendant James P. Kelly ("Kelly") is and at all relevant times has been a director of Dana. Kelly, based upon information and belief, is a resident of the State of Georgia;

               i. Defendant Marilyn R. Marks ("Marks") is and at all relevant times has been a director of Dana. Marks, based upon information and belief, is a resident of the State of Georgia,

               j. Defendant Richard B. Priory ("Priory") is and at all relevant times has been a director of Dana. Priory, based upon information and belief, is a resident of the State of North Carolina;

               k. Defendant Fernando M. Senderos ("Senderos") is and at all relevant times has been a director of Dana. Senderos, based upon information and belief, is a resident of Mexico.

     11. By virtue of their positions as directors and/or officers of Dana and their exercise of control over the business and corporate affairs of Dana, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Dana to engage in the practices complained of herein. Each Individual Defendant owed and owes Dana and its common stockholders fiduciary duties and were and are


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required to: (i) use their ability to control and manage Dana in a fair, just and equitable manner, (ii) act in furtherance of the best interests of Dana and its stockholders; (iii) refrain from abusing their positions of control; and
(iv) not favor their own interests at the expense of Dana's stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

                            CLASS ACTION ALLEGATIONS

     12. Plaintiff brings this action on his own behalf and as a class action on behalf of himself and holders of Dana common stock (the "Class") pursuant to Federal Rule of Civil Procedure 23. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

     13. This action is properly maintainable as a class action.

     14. The Class is so numerous that joinder of all members is impracticable. As of July 11, 2003, there were approximately 148 million shares of Dana common stock outstanding.

     15. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, INTER ALIA, the following:

             a. whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class;

             b. whether Defendants are unlawfully entrenching themselves in office and preventing the Company's shareholders from maximizing the value of their holdings; and


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             c.  whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

     16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     17. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

     18. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

     19. On or about June 4, 2003, Larry D. Yost ("Yost"), President and Chief Executive Officer of ArvinMeritor, Inc. ("ArvinMeritor"), contacted defendant Magliochetti to express ArvinMeritor's willingness to enter into a merger transaction pursuant to which ArvinMeritor would acquire Dana for $14.00 per share in cash. Yost expressed that ArvinMeritor would also be willing to consider alternative transactions involving a combination of ArvinMeritor common stock and cash as consideration for a purchase of Dana. That same day, Yost sent a letter to Magliochetti confirming ArvinMeritor's offer.

     20. One week later, without engaging in any discussions with ArvinMeritor, Magliochetti sent a letter to Yost stating, in part:

          The Board is unanimous in concluding that Dana has no interest whatsoever in pursuing a sale transaction with you, nor do we believe that any other combination of our companies would be in the interests of our


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          shareholders. Discussion as to a sale transaction or any other combination would not be productive....

     21. On or about June 16, 2003, Yost sent a follow up letter to the entire Board of Dana. In that letter, Yost highlighted the fact that ArvinMeritor's proposal represented a 45% premium to Dana's closing price the day before the offer. Yost expressed surprise that Dana would "forgo even an initial meeting with [ArvinMeritor] to discuss [ArvinMeritor's] proposal in light of the significant value [ArvinMeritor] is prepared to offer [Dana's] shareholders." Moreover, Yost reiterated that ArvinMeritor would consider changing the consideration offered to a combination of stock and cash and even suggested that ArvinMeritor would consider "whether a higher value is warranted" if Dana would discuss a combination with ArvinMeritor.

     22. On June 19, 2003, defendant Magliochetti sent Yost a letter repeating that Dana had "no interest whatsoever in pursuing a sales transaction with ArvinMeritor. Defendant Magliochetti stated "any meeting or discussion as to a sales transaction or any other combination would not be productive."

     23. On or about July 8, 2003, frustrated by Dana's unwillingness to even discuss a possible business combination at any price, Yost sent a letter to defendant Magliochetti stating ArvinMeritor's willingness to increase its offer to $15.00 per share in cash. Further, Yost stated that ArvinMeritor intended to take its new $15.00 per share offer directly to Dana's public shareholders via a tender offer, with the hope that Dana's shareholders would be permitted to assess the desirability of ArvinMeritor's offer. Yost repeated that ArvinMeritor would be willing to consider even greater consideration if Dana would merely enter into discussions with ArvinMeritor.


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     24. On or about July 9, 2003, ArvinMeritor issued a press release publicly announcing its $15.00 per share offer for the first time. On July 10, 2003, ArvinMeritor commenced its offer.

     25. Regardless of the desires of Dana's shareholders to explore a transaction with ArvinMeritor, ArvinMeritor's lucrative offer to acquire the Company is effectively futile without the Individual Defendants' approval. Specifically, Dana maintains a rights agreement commonly referred to as a "poison pill" which makes it highly unlikely that Dana could consummate a merger transaction without the Individual Defendants' approval.

     26. Dana adopted its poison pill on April 25, 1996, pursuant to a rights agreement with Chemical Mellon Shareholder Services, L.L.C. The rights plan does not expire until July 25, 2006.

     27. Dana's poison pill effectively precludes a hostile bid for the Company by permitting existing shareholders to dilute the hostile acquirer's holdings through the purchase of additional shares of Dana common stock at half their market price. In effect, the poison pill makes it prohibitively expensive for a hostile acquirer to purchase the Company, under any circumstances. ArvinMeritor has stated that it cannot consummate its tender offer until Dana redeems or exempts ArvinMeritor from Dana's poison pill.

                                    COUNT I

          BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS

     28. Plaintiff repeats and realleges each and every allegation set forth above.

     29. The individual Defendants were and are under a duty to:

            (i) act in the interests of the equity owners;

           (ii) maximize shareholder value;


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          (iii) undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

           (iv) act in accordance with their fundamental duties of due care and loyalty. At a minimum, this includes the duty to communicate with ArvinMeritor in order to obtain the information necessary to evaluate the offer and make an informed decision.

     30. By the acts, transaction and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are attempting unfairly to deprive Plaintiff and other members of the Class the true value of their investment in Dana.

     31. The Individual Defendants have refused to seriously consider premium offers for the Company's common stock in an attempt to entrench themselves in their positions with the Company and to protect their substantial salaries and prestigious positions. The Individual Defendants' placement of their own interests ahead of the interests of Dana's public shareholders is in direct violation of their fiduciary duties.

     32. As a result of the actions of the Individual Defendants, Plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of common stock.

     33. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and may prevent the Class from receiving its fair share of Dana's valuable assets and businesses as a result of the proposal by ArvinMeritor or some other bona fide offeror.

     34. Plaintiff and the Class have no adequate remedy at law.


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     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

     1. Declaring that this action is properly maintainable as a class action;

     2. Directing the Defendants to exercise their duty of care by giving due consideration to any proposed business combination;

     3. Directing the Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligations, or if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Dana's public stockholders;

     4. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and


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     5. Granting such other and further relief as this Court may deem just and proper.

            DATED:  July 14, 2003.



                                   --------------------------------------------
                                   Garrett M. Smith (Va. Bar # 34162)
                                   MICHIE, HAMLETT, LOWRY, RASMUSSEN & TWEEL
                                   P.C.
                                   500 Court Square, Suite 300
                                   P.O. Box 298
                                   Charlottesville, VA  22902
                                   (434) 951-7222; (434) 951-7242 fax

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA  19004
(610) 667-7706



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